Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THREE AND SIX MONTHS ENDED JUNE 30, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management Discussion and Analysis (“MD&A”) is limited to matters that, in the opinion of management of Meridian Gold Inc. (“Meridian Gold”, “We” or the “Company”), are material, and represents management’s knowledge through July 24, 2007. This MD&A should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2006 and the unaudited interim consolidated financial statements and related notes for the three and six month periods ended
June 30, 2007. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reports in United States Dollars (“USD”).

OPERATIONS

The following tables reflect operating statistics for each of the Company’s mines that are in commercial production for the three and six month periods ended June 30, 2007 together with comparable prior year amounts.

	Summary of Operating Results
	Three months ended June 30,
	2007				2006
	El Penon	Minera Florida (2)	Rossi (3)	Total	El Penon	Minera Florida(2)	Rossi (3)	Total
Gold production ( 000's ounces)	60.9	16.7	2.8	80.4	57.8	-	-	57.8
Silver production (000's ounces)	2,156	118	3	2,277	1,785	-	-	1,785
Zinc production (tonnes)	-	870	-	870	-	-	-	-
Gold equivalent production (00's ounces)	102.3	18.9	2.9	124.1	92.4	-	-	92.4
Tonnes ore mined (thousands)	236	109	15	360	225	-	-	225
Mill tonnes processed (thousands)	259	107	15	381	221	-	-	221
Gold grade (grams/tonne)	7.8	6.0	19.5	n/a	8.5	-	-	8.5
Silver grade (grams/tonne)	283	51	29	n/a	270	-	-	270
Net cash cost of production per gold ounce (1)	$(134)	$102	$322	$(58)	$(124)	-	-	$(124)
Total net cost of production per gold ounce (1)	$(73)	$395	$416	$52	$(43)	-	-	$(43)
Cash cost of production per gold equivalent ounce (1)	$188	$177	$330	$190	$155	-	-	$155
Total production cost per gold equivalent ounce (1)	$224	$447	$422	$262	$206	-	-	$206
Co-product cost per gold ounce(1)	$186	$177	$329	$191	$152	-	-	$152
Co-product cost per silver ounce(1)	$4	$3	$7	$4	$3	-	-	$3

	Summary of Operating Results
	Six months ended June 30,
	2007				2006
	El Penon	Minera Florida(2)	Rossi(3)	Total	El Penon	Minera Florida(2)	Rossi(3)	Total
Gold production (000's ounces)	116.5	32.0	2.8	151.3	126.1	-	-	126.1
Silver production (000's ounces)	3,682	196	3	3,882	3,706	-	-	3,706
Zinc production (tonnes)	-	1,816	-	1,816	-	-	-	-
Gold equivalent production (000's ounces)	189.8	35.9	2.9	228.6	194.5	-	-	194.5
Tonnes ore mined (thousands)	467	217	15	699	447	-	-	447
Mill tonnes processed (thousands)	475	211	15	701	460	-	-	460
Avg. milled gold grade(grams/tonne)	8.0	5.8	19.5	n/a	8.9	-	-	8.9
Avg. milled silver grade (grams/tonne)	263	43	29	n/a	269	-	-	269
Net cash cost of production per gold ounce (1)	$(105)	$97	$322	$(46)	$(92)	$-	$-	$(92)
Total net cost of production per gold ounce (1)	$(40)	$394	$416	$68	$(13)	$-	$-	$(13)
Cash cost of production per gold equivalent ounce (1)	$185	$159	$330	$183	$145	$-	$-	$145
Total production cost per gold equivalent ounce (1)	$225	$439	$422	$259	$197			$197
Co-product cost per gold ounce (1)	$183	$160	$329	$183	$145			$145
Co-product cost per silver ounce (1)	$4	$3	$7	$4	$3	$-	$-	$3

Notes
1
Net cash cost of production per gold ounce, total net cost of production per gold ounce, cash cost of production per gold equivalent ounce, total production cost per gold equivalent ounce, and co-product cost per gold/silver ounce are non-GAAP measures.  See the section on “Non-GAAP Measures” of this MD&A.

2
The Company acquired Minera Florida and its earnings are included in the Company’s statement of operations beginning July 1, 2006. Historical comparisons for the three and six month periods ended June 30, 2006 are not presented.

3	The amounts for Rossi represent Meridian’s share of the 40% interest in a joint venture with Barrick Gold Corporation. The Rossi mine began commercial production in April 2007.

El Peñón

Ore tonnes mined increased approximately 11,000 tonnes to 235,500 tonnes and 20,000 tonnes to 467,000 tonnes for the second quarter and first half of 2007, respectively, compared to the same periods of 2006.  The daily extraction rate, which includes ore, development and non-mineralized material, increased by approximately 850 tonnes to 6,120 tonnes per day and 770 tonnes to 5,930 tonnes for the second quarter and first half of 2007, respectively, compared to the same periods of 2006. The production increase stems from expansion projects the Company initiated at the end of 2006.

Mill throughput at El Peñón for the second quarter of 2007 increased compared to the second quarter of 2006 as the capital projects were completed and the mill processing was further optimized. The average production for the quarter was 2,845 tonnes per day, the highest per day average yet at El Peñón. The remaining plant expansion projects continued to advance toward increasing mill capacity to beyond 2,800 tonnes per day on a sustainable basis. The remaining projects are scheduled for completion during the third quarter 2007.

Gold production during the second quarter increased by 3,200 ounces due to increased throughput. Gold production during the first half of 2007 decreased by 9,600 ounces compared to the same period of 2006, which was primarily attributable to a reduction in grade of mined ore to levels close to the average for the reserve.  Silver production during the second quarter increased by 371,000 ounces due to increased throughput and higher grades. Silver production during the first half of 2007 decreased by 24,000 ounces compared to the same period of 2006, which was primarily attributable to a reduction in grade of mined ore.

The decreases in net cash cost of production per gold ounce to ($134), including by-product credits, and total net production costs per gold ounce to ($73) at El Peñón for the second quarter 2007 compared to the same period in 2006 were the result of higher silver prices, partially offset by higher costs related to higher reagent and commodities prices. The increase in cash cost of production per gold equivalent ounce and total cost of production per gold equivalent ounce was the result of higher costs for maintenance, reagents, and commodity prices. (The measurements for net cash cost of production per gold ounce, total net production cost per gold ounce, cash cost of production per gold equivalent ounce, total cost of production per gold equivalent ounce, and co-product cost per gold/silver ounce are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of management’s discussion and analysis section of this report.)

El Peñón received two key environmental permits for the planned expansion projects, including the authorization to increase mill processing up to 3,500 tonnes per day, and the authorization for full mining production at Fortuna.

Minera Florida

Meridian Gold exercised its purchase option agreement and took control of Minera Florida as of July 1, 2006. Historical comparisons, for quarter over quarter and first half over first half year, are not presented.

During the quarter a significant amount of exploration work was done on the Peumo, Hallazgo, Tribuna and Marisol ore bodies. Also, a new vein, Veta Tea, was discovered. This exploration work is focused on constructing exploration drifts and drilling in order to convert measured, indicated and inferred resources to proven and probable reserves by year-end.

The mine is currently sourcing underground ore principally from the Pedro Valencia, Millenium, and Berta veins. Production from these structures provided 108,900 tonnes of ore during the second quarter of 2007. This production resulted in an average production rate of 1,195 tonnes of ore per day.

The plant processed 107,000 tonnes of ore (1,175 tonnes per day) in the second quarter of 2007. This production resulted in 16,700 ounces of gold, 118,200 ounces of silver and 870 tonnes of zinc being produced at a net cash cost of production of  $102 per gold ounce and total net production costs of $395 per ounce.

Rossi/Storm

Commercial production at the Rossi/Storm mine, a 40% owned joint venture with Barrick Exploration, commenced in the second quarter. The mine produced 15,100 tonnes of ore for the period.  The plant processed 15,300 tonnes of ore at 19.5 grams per tonne gold and 29 grams per tonne silver. This production resulted in 2,800 ounces of gold and 3,400 ounces of silver.  Production will continue to ramp up during the year, with full production expected to be achieved by year end.

FINANCIAL RESULTS

The table below reflects precious metal sales for the three and six month periods ended June 30, 2007 and comparable information for the same periods in 2006.

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Gold sold (000's ounces)	78.5	57.5	147.6	123.6
Silver sold (000's ounces)	2,200	1,752	3,766	3,618
Zinc sold (tonnes)	948	-	2,106	-
Realized gold price ($/ounce)	$681	$629	$657	$591
Realized silver price ($/ounce)	$12.74	$12.19	$12.90	$11.02
Realized zinc price ($/tonne)	$3,671	$-	$3,390	$-

Three Month Period Ended June 30, 2007 Compared with the Three Month Period Ended June 30, 2006

Revenue. Revenue increased $27.0 million, or 47%, to $84.3 million compared to $57.3 million in the second quarter of 2006. $16.8 million of the increase was attributable to revenues from the Mineral Florida mine with no comparable amounts from the same period of 2006. An additional $1.8 million of the increase was the result of the inclusion of the Company’s share of revenues from the Rossi joint venture, which began commercial production in April of 2007. The remaining increase in revenue is attributable to additional gold and silver ounces sold by El Peñón along with increased average realized metals prices.

Cost of sales before depreciation, depletion and amortization. In the second quarter of 2007, cost of sales amounted to $27.5 million, an increase of $12.6 million compared to cost of sales in the second quarter of 2006 of $14.9 million. $6.7 million of the increase in cost of sales is due to costs related to the Minera Florida mine.  The Company’s share of cost of sales of the Rossi joint venture, which began commercial production in April 2007, amounted to $0.8 million. The remaining increase is due to higher volumes mined (5%) and processed (17%) at El Peñón along with higher processing and mining costs associated with increases in maintenance, reagent and materials costs.

Depreciation, depletion, and amortization. Depreciation, depletion and amortization increased $4.1 million to $8.8 million, reflecting the additional charges from the Minera Florida mine of $4.8 million, partially offset by decreased depreciation costs at the El Peñón mine due to a significant portion of the plant assets being fully depreciated as of year end 2006.

Exploration. Exploration expense in the second quarter of 2007 was $9.4 million compared to $7.1 million for the same period in 2006.  The additional spending is largely due to increased exploration in the districts surrounding the El Peñón mine, on the Jeronimo project and at the Mercedes property in Mexico.

Selling, general, and administrative. Selling, general and administrative expenses were $1.6 million higher in the second quarter of 2007 compared to the same period in 2006. The second quarter increase is largely due to increased employee headcount, higher salary and related employee costs, and increased spending aimed at achieving the Company’s strategic goals.

On July 20, 2007, the Company announced that it had been advised that Yamana Gold Inc. (“Yamana”) had filed documents with the U.S. Securities and Exchange Commission and Canadian securities authorities formally commencing an unsolicited tender offer to acquire all of the outstanding common shares of Meridian Gold on the basis of 2.235 Yamana common shares and Cdn$3.15 in cash for each common share of Meridian Gold. The Company has retained financial and legal advisors in connection with the offer by Yamana.

The Company's July 20, 2007 announcement further stated that, consistent with its fiduciary duties, the Company's board of directors will carefully review and consider the offer and will advise Meridian Gold shareholders of the board's recommendation with respect to the offer and the reasons for its recommendation within the next ten business days.  The Company's announcement also urged Meridian Gold shareholders to defer making any decision with respect to the Yamana offer until they have been advised of the Board's recommendation.

In response to the offer by Yamana, Meridian Gold will send to shareholders a Directors' Circular and file with the U.S. Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9.  Shareholders of Meridian Gold are advised to read these documents carefully when they become available because they will contain important information.  Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (when it becomes available), as well as any other documents filed by Meridian Gold in connection with the offer by Yamana, free of charge at the SEC's website at www.sec.gov or at the Investor Relations section of the Meridian Gold web site at www.meridiangold.com, and will also be available, without charge, by directing requests to Meridian Gold's Investor Relations department.

Other (income) expense. Other expense for the second quarter of 2007 of $1.2 million was $0.7 million higher than the comparable amount in 2006, due to marked-to-market losses related to the zinc forward sales contracts entered into during the fourth quarter of 2006.

Earnings from operations. Due to the factors described above, we reported earnings from operations of $32.6 million in the second quarter of 2007 and $26.9 million for the second quarter of 2006.

Interest income, net: Net interest income was $1.4 million lower than the second quarter of 2006. The decrease was attributable to lower amounts invested in 2007, due to the acquisition of the Minera Florida and Jeronimo mines during the second half of 2006, offset by higher returns on the investment.  Commitment fees and amortization of deferred financing costs of $0.2 million related to the new credit facility also contributed to lower net interest income.

Gain on sale of assets: Gain on sale of assets of $0.6 million for the second quarter was attributable to the sale of equity securities held by the Company with no amount from the same period of 2006.

Income tax expense. Income tax expense in the second quarter of 2007 was $0.8 million lower than the second quarter of 2006, due to a higher pre-tax income and a higher effective tax rate in the 2007 period compared to the 2006 period, which was offset by the realization of a one-time tax benefit of $3.5 million in a foreign jurisdiction.

Net earnings. For the reasons described above, the Company reported net earnings of $24.5 million in the second quarter of 2007 compared to $18.8 million for the same period in 2006.

Six Month Period Ended June 30, 2007 Compared with the Six Month Period Ended June 30, 2006

Revenue. Revenue increased $37.9 million, or 34%, to $150.7 million compared to $112.8 million in the first half of 2006. $28.8 million of the increase was attributable to revenues from the Mineral Florida mine with no comparable amounts from the same period of 2006. An additional $1.8 million of the increase was the result of the inclusion of the Company’s share of revenues from the Rossi joint venture, which began commercial production in April of 2007. The remaining increase in revenue was attributable to higher realized prices for both gold and silver sales offset by reduced sales of gold ounces at the El Peñón mine. The decrease in metal sales from the El Peñón mine was the result of lower gold and silver ore grades processed in the first half of 2007 compared to the same period in 2006.

Cost of sales before depreciation, depletion and amortization. In the first half of 2007, cost of sales amounted to $48.3 million, an increase of $18.8 million compared to cost of sales in the same period of 2006 of $29.5 million. $11.1 million of the increase in cost of sales is due to costs related to the Minera Florida mine.  The Company’s share of cost of sales of the Rossi joint venture, which began commercial production in April 2007, amounted to $0.8 million. The remaining increase is due to higher volumes mined (4%) and processed (3%) at El Peñón along with higher processing and mining costs associated with increases in maintenance, reagent and materials costs.

Depreciation, depletion, and amortization. Depreciation, depletion and amortization increased $7.1 million to $17.1 million, reflecting the additional charges from the Minera Florida mine of $9.4 million, offset by decreased depreciation costs at the El Peñón mine due to a significant portion of the plant assets being fully depreciated as of year end 2006.

Exploration. Exploration expense in the first half of 2007 was $15.4 million compared to $11.8 million for the same period in 2006. The additional spending is largely due to increased exploration in the district surrounding El Peñón, on the Jeronimo project and at the Mercedes property in Mexico, along with spending at other projects located in Nevada, Peru, Chile and Brazil.

Selling, general, and administrative. Selling, general and administrative expenses were $2.7 million higher in the first half of 2007 compared to the same period in 2006. The 2007 first half increase is largely due to  increased employee headcount, higher salary and related employee costs, and increased spending aimed at achieving the Company’s strategic goals. As described in “Selling, general, and administrative” for the three month period ended June 30, 2007 compared to with the three month period ending June 30, 2006 in Management’s Discussion and Analysis, the Company expects selling, general, and administrative expenses to increase in the third quarter of 2007 and possibly beyond.

Other (income) expense. Other income for the first half of 2007 of $1.5 million was $1.9 million higher than the in the comparable period in 2006, due to marked-to-market gains related to the zinc forward sales contracts entered into during the fourth quarter of 2006.

Earnings from operations. Due to the factors described above, we reported earnings from operations of $62.3 million in the first half of 2007 and $54.7 million for the first half of 2006.

Gain on sale of assets: Gain on sale of assets of $0.6 million for the first half of 2007 quarter was attributable to the sale of equity securities held by the company with no amount from the same period of 2006.

Interest income, net: Net interest income was $1.7 million lower than the first half of 2006. The decrease was attributable to lower amounts invested in 2007, due to the acquisition of the Minera Florida and Jeronimo mines during the second half of 2006, offset by a higher rate of return on the investments. Commitment fees and amortization of deferred financing costs of $0.2 million related to the new credit facility also contributed to lower net interest income.

Income tax expense. Income tax expense in the first half of 2007 was $0.5 million lower than the same period of 2006, due to a higher pre-tax income and a higher effective tax rate in the 2007 period compared to the 2006 period, which was offset by the realization of a one-time tax benefit of $3.5 million in a foreign jurisdiction.

Net earnings. For the reasons described above, we reported net earnings of $43.4 million in the first half of 2007 compared to $36.4 million for the same period in 2006.

LOOKING AHEAD

For 2007, the Company plans to produce a total of approximately 320,000 ounces of gold and over 9 million ounces of silver.  Net cash cost of production per gold ounce is expected to be approximately negative $(50), including by-product credits based upon a silver price of $12 per ounce. At El Peñón, the Company expects to produce 230,000 ounces of gold and 8.6 million ounces of silver, at a net cash cost of production of approximately negative ($150) per ounce of gold. At Minera Florida, the Company plans to produce 65,000 ounces of gold, 380,000 ounces of silver and 3,000 tonnes of zinc contained in concentrate at a net cash cost of production of approximately $125 per ounce of gold. At Rossi/Storm, the Company expects its share of production to be between 20,000 and 25,000 ounces of gold at a net cash cost of production of approximately $300 per ounce of gold. Since the Company accounts for silver and zinc revenue as a by-product when calculating the net cash cost, the net cash cost is sensitive to the fluctuations in the market prices of these metals. (The measurement of net cash cost of production per gold ounce is a non-GAAP measurement. An explanation and reconciliation of this measurement can be found at the end of management’s discussion and analysis section of this report.)

Liquidity
Cash balances, including restricted cash, short-term and long-term investments, increased to $241.1 million as of June 30, 2007 compared to $214.7 million as of the December 31, 2006.  The above increase is due to cash flows generated by operations and cash flows generated by reductions in short and long term  investments offset by capital expenditures. Working capital increased to $202.4 million at June 30, 2007 from $174.5 million at December 31, 2006 for largely the same reasons indicated above, offset by an expected payment of a liability incurred in connection with the acquisition of Minera Florida in a lump sum in the fourth quarter of 2007, which has been classified as a current liability.

Cash to meet the Company’s operating needs, finance capital expenditures and fund exploration activities during the second quarter of 2007 was provided from operations and from existing cash reserves.  Cash provided by operating activities, including changes in non-cash working capital and other operating amounts, was $36.5 million and $61.0 million in the second quarter and first half of 2007, respectively, compared to $25.1 million and $49.5 million, respectively, in the same periods of 2006.

As further described in Note 3 to the interim consolidated financial statements, in May 2007 the Company entered into an agreement for a $300 million revolving credit facility consisting of three separate tranches of $100 million.  As of June 30, 2007, no amounts have been borrowed under the facility. The revolving credit facility will provide an alternate source of liquidity to fund activities outside of Chile.

Capital Resources
Anticipated cash requirements for capital expenditures for 2007 are expected to be $65.0 million.  This  includes approximately $39.0 million for planned capital expenditures at El Peñón (of which approximately $27.0 million is mine development, as the mine continues its project of expanding mining production from 2,000 to 2,800 tonnes per day), as well as developing accesses and infrastructure for the Providencia, Fortuna and Al Este vein structures. Planned capital expenditures at Minera Florida are $18.0 million, for related infill drilling, mine development, and plant expansion projects. An additional estimated $8.0 million will be required to fund capital expenditures at Rossi/Storm, Agua de la Falda (Jeronimo), and other Meridian Gold projects and locations.

Exploration is at the heart of Meridian Gold’s organic growth strategy and will continue to be an important focus throughout the year.  Meridian Gold plans to spend approximately $28.0 million in 2007 to fund exploration.

The Company believes that the planned capital and exploration requirements will be funded by operating cash flows, current cash and investments and borrowings from the revolving credit facility.  Should the Company decide to develop other exploration and development properties, additional capital might be required.

Changes in Accounting Policies and Presentation

The Company’s interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP.  These interim Consolidated Financial Statements should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2006.  The accounting policies used in the preparation of these interim Consolidated Financial Statements are consistent with those used in the Company’s annual audited Consolidated Financial Statements, except as described below:

Changes in Significant Accounting Policies

Commencing January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments - Disclosure and Presentation.  The above standards resulted in changes in the accounting for financial instruments and hedges as well as the recognition of certain transitional adjustments that have been recorded as available for sale investments and unrealized foreign currency translation gains on net investments in self sustaining foreign operations in opening accumulated other comprehensive income in shareholders’ equity.  The comparative interim Consolidated Financial Statements have not otherwise been restated.  For a description of the principal changes in accounting for financial instruments and hedges due to the adoption of the accounting standards, see Note 2 to the Interim Consolidated Financial Statements.

Critical Accounting Estimates

The critical accounting estimates remain unchanged from those disclosed in the Company’s 2006 Annual Report.

Other

Certain amounts in the interim consolidated financial statements of the prior period have been reclassified to conform to the presentation adopted in the current period.

Summary of Quarterly Results

(Unaudited and expressed in millions of US dollars, except per share data)

	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$84.3	$66.4	$65.0	$62.2	$57.3	$55.5	$49.3	$42.2
Pre-impairment net earnings (1)	24.5	18.9	6.5	5.7	18.8	17.6	12.3	9.0
Net earnings (loss)	24.5	18.9	6.5	5.7	18.8	17.6	(374.3)	9.0

Basic earnings per share, pre-impairment (2)	$0.24	$0.19	$0.06	$0.06	$0.19	$0.18	$0.12	$0.09
Diluted earnings per share pre-impairment	$0.24	$0.19	$0.06	$0.06	$0.19	$0.17	$0.12	$0.09
Basic earnings (loss) per share (2)	$0.24	$0.19	$0.06	$0.06	$0.19	$0.18	$(3.73)	$0.09
Diluted earnings (loss) per share	$0.24	$0.19	$0.06	$0.06	$0.19	$0.17	$(3.73)	$0.09

(1) Pre-impairment net earnings is a non-GAAP measure and is equal to net earnings (loss) before impairment of mineral properties and other in the net amount of $386.3 million recorded in the fourth quarter of 2005

(2) Quarterly amounts do not sum to full year amounts due to rounding

Outstanding Share Data

As of June 30, 2007, 101,203,037 (December 31, 2006 - 101,090,400) common shares were outstanding and options to purchase 791,383 shares of common stock were held by directors and employees with exercise prices ranging between $2.25 and $26.79 per share, of which options to purchase 650,760 shares of common stock were exercisable with expiry dates between November 2007 and February 2016.

Non-GAAP Measures

Meridian Gold has provided measures of “net cash cost per gold ounce”, “total net cost per gold ounce”, “cash cost per gold equivalent ounce”, “total cost per gold equivalent ounce”, and “co-product cost per gold/silver ounce”, which are included in this document.  Net cash cost per gold ounce is determined according to the Gold Institute Standard by dividing net cash costs by gold ounces produced.

The Company believes that in addition to conventional measures prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), stakeholders use non-GAAP measures to evaluate the Company’s performance and its ability to generate cash flow.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, and therefore, may not be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is presented below.

(Unaudited and in millions of US dollars, except for metal production and cash costs per ounce)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
By-Product method of calculating cost per ounce
Cost of sales (Before depreciation, depletion, and amortization)	$27.5	$14.9	$48.3	$29.5
Less reclamation	(0.6)	(0.3)	(1.2)	(0.6)
Net cost of sales (Before depreciation, depletion, and amortization)	$26.9	$14.6	$47.1	$28.9
Silver revenues	(28.0)	(21.4)	(48.6)	(39.9)
Zinc revenues	(2.8)	-	(5.1)	-
Other	(0.7)	(0.3)	(0.5)	(0.5)
Total net cash costs	(4.6)	(7.1)	(7.1)	(11.5)
Gold production in 000's ounces from active properties	80.4	57.8	151.3	126.1
Total net cash costs per gold ounce	$(58)	$(124)	$(46)	$(92)

Total net cash costs	(4.6)	(7.1)	(7.1)	(11.5)
Depreciation, depletion and amortization from operations	8.8	4.7	17.1	10.0
Total net cost	$4.2	$(2.4)	$10.1	$(1.5)
Gold production in ounces from active properties	80.4	57.8	151.3	126.1
Total net cost per gold ounce	$52	$(43)	$68	$(13)

Gold equivalent ounce method of calculating cost per ounce

Gold production in 000's ounces from active properties	80.4	57.8	151.3	126.1
Silver production in 000's ounces from active properties	2,277	1,785	3,882	3,706
Silver Ounce conversion Factor:	52.1	51.6	50.2	53.5
Converted Silver Ounces (ounces / factor)	43.7	34.6	77.3	69.3
Gold Equivalent Ounces (000's)	124.1	92.4	228.6	195.4

Net cost of sales (Before depreciation, depletion, and amortization)	$26.9	$14.6	$47.1	$28.9
Zinc revenues	(2.8)	-	$(5.1)
Other	(0.7)	(0.3)	(0.5)	(0.5)
Total net cash cost	23.4	14.3	41.5	28.4
Total cash cost per gold equivalent ounce	$190	$155	$183	$145

Total net cash cost	$23.4	$14.3	$41.5	$28.4
Depreciation, depletion and amortization from operations	8.8	4.7	17.1	10.0
Total Cost	32.2	19.0	58.7	38.4
Total Cost per gold equivalent ounce	$262	$206	$259	$197

Co-product method of calculating cost per ounce (zinc as by-product)
Gold production in ounces from active properties	80.4	57.8	151.3	126.1
Silver production in ounces from Active Properties	2,277	1,785	3,882	3,706

Revenue from Gold	$53.5	$35.9	$97.0	$72.9
Percentage of Total Revenue	66%	63%	67%	65%

Revenue from Silver	$28.0	$21.4	$48.6	$39.9
Percentage of Total Revenue	34%	37%	33%	35%

Total net cost of Sales (net of zinc)	$23.4	$14.3	$41.5	$28.4
Cost of sales allocated to Gold production	$15.4	$8.9	$27.7	$18.4
Cost of sales allocated to Silver production	$8.0	$5.3	$13.9	$10.0

Co-product cash cost of Gold ounce	$191	$152	$183	$145
Co-product cash cost of silver ounce	$4	$3	$4	$3

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. When used herein, words such as “anticipate”, “estimate”, “believe”, “expect”, “predict”, “plan”, “should”, “may”, “could” and other similar expressions are intended to identify forward-looking statements.  Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, changes in the dollar exchange rate, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, and dependence on key management personnel.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information.

The Company’s filings with the securities regulatory authorities in Canada are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.

Meridian Gold Inc.
Interim Consolidated Balance Sheets
(Unaudited and expressed in millions of US dollars)

	June 30,	December 31,
	2007	2006

Assets
Current assets
Cash and cash equivalents	$139.5	$92.8
Short-term investments	67.5	84.0
Restricted cash	13.8	13.8
Trade and other receivables	9.7	6.2
Inventory	8.6	7.0
Future income taxes - current	0.5	0.5
Other current assets	14.9	15.7
Total current assets	254.5	220.0

Mineral property, plant and equipment, net	298.1	276.1
Other long-term assets	31.0	31.8

Total assets	$583.6	$527.9

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable, trade and other	$19.9	$20.1
Other current liabilities	32.2	25.4
Total current liabilities	52.1	45.5

Future income taxes	23.6	17.6
Other long-term liabilities	101.0	103.4
Total liabilities	176.7	166.5

Non-controlling interest	15.3	15.3
Shareholders' equity (note 6)	391.6	346.1

Total liabilities and shareholders' equity	$583.6	$527.9

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Operations
(Unaudited and expressed in millions of US dollars, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Revenue	$84.3	$57.3	$150.7	$112.8

Costs and expenses
Cost of sales before depreciation, depletion and amortization	27.5	14.9	48.3	29.5
Depreciation, depletion and amortization	8.8	4.7	17.1	10.0
Exploration	9.4	7.1	15.4	11.8
Selling, general and administrative	4.8	3.2	9.1	6.4
Other expense (income)	1.2	0.5	(1.5)	0.4
	51.7	30.4	88.4	58.1

Earnings from operations	32.6	26.9	62.3	54.7

Interest income, net	2.6	4.0	4.9	6.6
Gain on sale of assets	0.6	-	0.6	-
Earnings before taxes	35.8	30.9	67.8	61.3

Income tax expense	(11.3)	(12.1)	(24.4)	(24.9)

Net earnings	$24.5	$18.8	$43.4	$36.4

Earnings per share
Basic	$0.24	$0.19	$0.43	$0.36
Diluted	$0.24	$0.19	$0.43	$0.36

Weighted average shares outstanding (in millions)
Basic	101.2	100.6	101.1	100.6
Diluted	101.6	101.2	101.5	101.2

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Retained Earnings (Deficit)
(Unaudited and expressed in millions of US dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Balance at beginning of period	$(98.9)	$(148.8)	$(117.8)	$(166.4)
Net earnings	24.5	18.8	43.4	36.4
Balance at end of period	$(74.4)	$(130.0)	$(74.4)	$(130.0)

Meridian Gold Inc.
Interim Consolidated Statements of Comprehensive Income
(Unaudited and expressed in millions of US dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30,
	2007	2006	2007	2006

Net earnings	$24.5	$18.8	$43.4	$36.4
Other comprehensive income
Unrealized gain on translating financial statements of self-sustaining foreign operations	-	0.1	0.1	0.1
Change in unrealized gain on available for sale securities	0.1	-	0.2	-
Adjustment for gains and losses included in net income	(0.5)	-	(0.5)	-
Total other comprehensive income, net of taxes	(0.4)	0.1	(0.2)	0.1

Comprehensive income	$24.1	$18.9	$43.2	$36.5

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited and expressed in millions of US dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30,
	2007	2006	2007	2006
Cash flow from (used in) operating activities
Net earnings	24.5	$18.8	$43.4	$36.4
Non-cash items:
Provision for depreciation, depletion and amortization	8.8	4.7	17.1	10.0
Accretion of asset retirement obligations	0.6	0.3	1.2	0.6
Stock-based compensation	0.7	0.7	1.4	1.6
Gain on sale of assets, net	(0.6)	-	(0.6)	-
Future income taxes	(1.4)	5.8	5.0	12.0
Changes in non-cash working capital and other accounts:
Trade and other receivables	(3.1)	(6.2)	(3.5)	(7.0)
Inventory	0.3	0.1	(1.6)	(0.3)
Other current assets	2.3	1.1	0.7	(0.2)
Other assets	0.7	(0.5)	1.3	(0.2)
Accounts payable, trade and other	4.7	1.8	(0.2)	(3.1)
Accrued and other liabilities	(0.9)	(0.3)	0.6	1.3
Other long-term liabilities	0.8	0.4	(2.4)	0.3
Reclamation expenditures	(0.9)	(1.6)	(1.4)	(1.9)
	36.5	25.1	61.0	49.5

Cash flow from (used in) investing activities
Capital expenditures	(17.2)	(6.7)	(30.5)	(11.5)
Proceeds from sale of assets	0.6	-	0.6	-
Short-term investments	28.5	72.8	16.4	58.7
Long-term investments	(6.8)	(25.9)	3.8	(26.3)
	5.1	40.2	(9.7)	20.9

Cash flow from (used in) financing activities
Loan fees	(4.6)	-	(4.6)	-
Leasing arrangements	-	-	(0.4)	-
Proceeds from issuance of share capital	0.4	2.7	0.4	5.1
	(4.2)	2.7	(4.6)	5.1

Increase (decrease) in cash and cash equivalents	37.4	68.0	46.7	75.5
Cash and cash equivalents, beginning of period	102.1	65.8	92.8	58.3
Cash and cash equivalents, end of period	$139.5	$133.8	$139.5	$133.8
Cash and cash equivalents	$139.5	$133.8	$139.5	$133.8
Short-term investments	67.5	150.6	67.5	150.6
Cash and short-term investments	$207.0	$284.4	$207.0	$284.4
Cash paid for income taxes	$12.2	$7.0	$20.4	$12.7
Cash paid for interest	$0.2	$-	$0.2	$-

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
Three months ended June 30, 2007
(In US dollars)

1.	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”).  These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006.  The preparation of these financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2.

2.	Changes in Accounting Policies and Presentation

Accounting changes

(a)
The Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530 “Comprehensive Income” (“Section 1530”) on January 1, 2007. Comprehensive income is composed of the Company’s net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.  The components of comprehensive income are disclosed in the Interim Consolidated Statement of Comprehensive Income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is part of shareholders’ equity. The effect of adopting Section 1530 resulted in $54.0 million previously reported as a cumulative translation adjustment within Shareholder’s equity forming part of Accumulated other comprehensive income as of January 1, 2007 (Note 8).

(b)
On January 1, 2007, the Company adopted CICA Handbook Section 3855 “Financial Instruments - Recognition and Measurement (“Section 3855’”) and CICA Handbook Section 3861 “Financial Instruments - Disclosure and Presentation (“Section 3861”). Section 3855 was adopted without restatement of previous period financial statements. Section 3855 requires all financial instruments be classified as one of the following: held for trading, held to maturity, loans and receivables, and available for sale. Financial instruments held for trading are measured at fair value with gains and losses recognized in net income. Financial instruments held to maturity and loans and receivables are measured at amortized cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Any financial instrument can be irrevocably designated as held for trading upon initial recognition. The result of adopting Section 3855 was an increase in carrying value of available for sale marketable securities of $0.5 million on January 1, 2007, which is included in Accumulated other comprehensive income.

(c)	The Company adopted CICA Handbook Section 3865 “Hedges” (“Section 3865”) on January 1, 2007. This standard specifies the criteria under which hedge accounting is to be applied for fair value hedges, cash flow hedges, and hedges of net investment in a self-sustaining foreign operation. In hedge accounting, the carrying value of a hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income, when it is appropriate to do so. The change in fair value of the hedged item, to the extent the underlying hedging relationship is effective, is offset by changes in fair value of the derivative. The effective portion of the change in the fair value of the hedging derivative will be recognized in “other comprehensive income”. The ineffective portion will be recognized in net income. The amounts recognized in “other comprehensive income” will be reclassified to net income in the periods in which net income is affected by variability of the hedged item. The adoption of Section 3865 had no effect on the consolidated financial statements of the Company as it had no hedging relationships as of January 2007.

3.	Revolving Credit Facility

In May 2007 a subsidiary of the Company entered into an agreement for a $300 million revolving credit facility, which is scheduled to be available until May 2012 subject to certain reductions described below. Borrowings under the credit facility are available in three separate $100 million tranches subject to satisfaction of conditions precedent for each tranche. The first two tranches may be used for general corporate purposes, including acquisitions, with reductions in availability to $175 million in November 2010 and to $150 million in November 2011. The third tranche is available only for acquisitions.

The credit facility is guaranteed by the Company and certain foreign subsidiaries, which own the El Peñón and Minera Florida mine properties and conduct mining operations. Additionally, the Company’s interests in the El Peñón and Minera Florida mine properties have been pledged as collateral for the credit facility. The credit facility requires the Company to maintain certain financial covenants as defined in the agreement. Additionally, the agreement includes certain negative covenants, which limit or restrict the Company’s ability to incur additional debt, grant additional liens, alter the Company’s business, make investments, loans, advances, or guarantees, engage in business acquisitions or business combinations, and sell assets. The Company is in compliance with all of these covenants as of June 30, 2007.

Interest rates on borrowings are based upon the dollar LIBOR rate for an interest period selected by the Company and the Company is required to pay a commitment fee on the unused facility at an initial annual rate of 0.375%. Interest rates and the commitment fees are subject to adjustment based upon a leverage ratio as defined in the agreement.

Interest expense in the second quarter and first half of 2007 was $0.2 million, including commitment fees and amortization of deferred financing costs. At June 30, 2007, no amounts had been borrowed under the credit facility.

4.	Reclamation Liability

Changes in the Company’s reclamation liability for the three and six month periods ended June 30, 2007 and 2006 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in millions of US dollars)	2007	2006	2007	2006
Balance, beginning of period	$36.1	$25.3	$36.0	$25.3
Addition of new liability, Rossi/Storm	0.2	-	0.2	-
Accretion	0.6	0.3	1.2	0.6
Expenditures	(0.9)	(1.6)	(1.4)	(1.9)
Balance, end of period	$36.0	$24.0	$36.0	$24.0

5.	Employee future benefits

The total net defined benefit expense of the Company’s pension plan was $0.1 million and $0.2 million for the three and six month periods ended June 30, 2007, respectively ( 2006 - $0.1 million and $0.2 million).

6.	Consolidated Shareholders’ Equity

(in millions of US dollars)
	June 30,
	2007	2006
Share capital	$403.5	$397.8
Additional paid in capital	8.2	7.2
Retained earnings (deficit)	(74.4)	(130.0)
Accumulated other comprehensive income	54.3	54.2
Total shareholder's equity	$391.6	$329.2

7.	Share Capital

(a)  As at June 30, 2007, 101,203,037 (December 31, 2006 - 101,090,400) common shares were outstanding and stock options to purchase 791,383 (December 31, 2006 - 827,497) shares held by directors and employees were outstanding with exercise prices ranging between $2.25 and $26.79 per share, of which options to purchase 650,760 (December 31, 2006 - 609,870) shares were exercisable with expiry dates up to February 2016.

 (b)  Stock options and restricted shares

No stock options were granted during the six months ended June 30, 2007 compared to 17,500 for the six month period ending June 30, 2006. 25,447 and 563,999 stock options were exercised during the six months ended June 30, 2007 and June 30, 2006, respectively with weighted average exercise price of $14.60 and $9.10 per share respectively. There were 98,657 and 28,581 restricted shares granted during the six months ended June 30, 2007 and June 30, 2006, respectively, that had a grant date average fair values of $27.53 and $18.78 per share, respectively.

8.	Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes the after-tax change in unrealized gains and losses on available-for-sale securities and unrealized foreign currency translation adjustments on net investments in self-sustaining foreign operations. Changes in accumulated other comprehensive income for the six months ended June 30, 2007 and June 30, 2006 are illustrated in the following table:

(in millions of US dollars)
	2007	2006
Balance January 1	$54.0	$54.1
Transition adjustment on adoption of Financial Instruments standard	0.5	-
Net Other Comprehensive Income six months ending June 30	(0.2)	0.1
Balance June 30	$54.3	$54.2

9.	Acquisitions

During 2006, the Company acquired 100% of Minera Florida S.A. (“Minera Florida”) for $100.0 million cash.  The Company acquired control of Minera Florida effective as of July 1, 2006 and has accordingly determined this to be the date of acquisition.  The transaction was completed on July 31, 2006 at which time the Company made a payment of $100.0 million from available cash reserves.  The earnings of Minera Florida are included in the statement of operations commencing July 1, 2006.  Imputed interest from July 1 to July 31 of $0.4 million offsets the cash payment for a net purchase price $99.6 million.  Minera Florida owns a producing gold mine in Alhue, Chile.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition, after the adjustments made in the first two quarters ended June 30, 2007. During the six month period ended June 30, 2007, the Company finalized the purchase price allocation for Minera Florida, with adjustments from that presented at December 31, 2006 being an increase to mineral property, plant and equipment of $8.3 million with the corresponding increase to long-term liabilities of $2.3 million and long-term future income taxes of $6.0 million, as shown in the following table.

Minera Florida
	December 31, 2006	Adjustments	June 30, 2007

Current assets	$4.4		$4.4
Mineral property, plant and equipment	132.5	8.3	140.8
Other long-term assets	5.5		5.5
Total assets acquired	142.4	8.3	150.7

Current liabilities	(10.5)		(10.5)
Long-term liabilities	(32.3)	(8.3)	(40.6)
Total liabilities assumed	(42.8)	(8.3)	(51.1)

Net assets acquired	$99.6	$-	$99.6

10.	Segments

El Peñón and Minera Florida are reportable segments.  Segment information for the three and six month periods ended June 30, 2007 are presented in the following table:

(in millions of US dollars)
	Three months ended June 30, 2007				Six months ended June 30, 2007
	El Peñon	Minera Florida	All Other	Total	El Peñon	Minera Florida	All Other	Total
Revenues	$66.6	$16.8	$0.9	$84.3	$121.1	$28.8	$0.8	$150.7
Income before taxes	41.8	5.0	(11.0)	35.8	75.0	8.3	(15.5)	67.8
Expenditures for capital assets	10.1	4.3	2.8	17.2	19.6	6.7	4.2	30.5

No segment reporting is included for the six month period ended June 30, 2006 as El Peñón was the only mine in commercial production.

11.	Legal claims

The Company is exposed to certain other contingent liabilities or claims incident to the ordinary course of business.  Although the outcome of these matters is not determinable at this time, the Company believes none of these claims will have a material adverse effect on the Company’s financial position or results of operations.

12.	Other

Certain amounts in the interim consolidated financial statements of the prior period have been reclassified to conform to presentation adopted in the current period.

13.	Unsolicited offer by Yamana Gold Inc.

On July 20, 2007, the Company announced that it had been advised that Yamana Gold Inc. (“Yamana”) had filed documents with the U.S. Securities and Exchange Commission and Canadian securities authorities formally commencing an unsolicited tender offer to acquire all of the outstanding common shares of Meridian Gold on the basis of 2.235 Yamana common shares and Cdn$3.15 in cash for each common share of Meridian Gold. The Company has retained financial and legal advisors in connection with the offer by Yamana and, consequently, will likely incur significant costs in the third quarter of 2007 and possibly beyond.  A reasonable estimate of such costs can not be made at this time.